CUSIP No. 87484T 108	13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TALOS ENERGY, INC.

(Name of Issuer)

COMMON STOCK, par value $0.01 per share

(Title of Class of Securities)

87484T 108

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87484T 108		13D

1.	Names of Reporting Persons. AP Talos Energy, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 17,574,798

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 17,574,798

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,574,798

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 32.4%

14.	Type of Reporting Person OO

CUSIP No. 87484T 108		13D

1.	Names of Reporting Persons. AP Talos Energy Debtco, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 1,616,653

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,616,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,616,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 3.0%

14.	Type of Reporting Person OO

CUSIP No. 87484T 108		13D

1.	Names of Reporting Persons. Apollo Talos Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 19,191,451

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 19,191,451

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,191,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 35.4%

14.	Type of Reporting Person PN

CUSIP No. 87484T 108		13D

1.	Names of Reporting Persons. Apollo Management VII, L.P

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 19,191,451

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 19,191,451

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,191,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 35.4%

14.	Type of Reporting Person PN

CUSIP No. 87484T 108		13D

1.	Names of Reporting Persons. AIF VII Management, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 19,191,451

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 19,191,451

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,191,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 35.4%

14.	Type of Reporting Person OO

CUSIP No. 87484T 108		13D

1.	Names of Reporting Persons. Apollo Management, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 19,191,451

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 19,191,451

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,191,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 35.4%

14.	Type of Reporting Person OO

CUSIP No. 87484T 108		13D

1.	Names of Reporting Persons. Apollo Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 19,191,451

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 19,191,451

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,191,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 35.4%

14.	Type of Reporting Person OO

CUSIP No. 87484T 108		13D

1.	Names of Reporting Persons. Apollo Commodities Management, L.P., with respect to Series I

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 19,191,451

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 19,191,451

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,191,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 35.4%

14.	Type of Reporting Person PN

CUSIP No. 87484T 108		13D

1.	Names of Reporting Persons. Apollo Commodities Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 19,191,451

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 19,191,451

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,191,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 35.4%

14.	Type of Reporting Person OO

CUSIP No. 87484T 108		13D

1.	Names of Reporting Persons. Apollo Management Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 19,191,451

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 19,191,451

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,191,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 35.4%

14.	Type of Reporting Person PN

CUSIP No. 87484T 108		13D

1.	Names of Reporting Persons. Apollo Management Holdings GP, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power

	8.	Shared Voting Power 19,191,451

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 19,191,451

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,191,451

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 35.4%

14.	Type of Reporting Person OO

CUSIP No. 87484T 108	13D

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Talos Energy, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 500 Dallas Street, Suite 2000, Houston, TX 77002.

Item 2. Identity and Background

This Statement on Schedule 13D is filed jointly by (i) AP Talos Energy, LLC, a Delaware  limited liability company (“AP Talos”); (ii) AP Talos Energy Debtco, LLC, a Delaware limited liability company (“Debtco”); (iii) Apollo Talos Holdings, L.P., a Delaware limited partnership (“Holdings”); (iv) Apollo Management VII, L.P., a Delaware limited partnership (“Management VII”); (v) AIF VII Management, LLC, a Delaware limited liability company (“AIF VII”); (vi) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”); (vii) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”); (viii) Apollo Commodities Management, L.P., with respect to Series I, a Delaware limited partnership (“Commodities Management”); (ix) Apollo Commodities Management GP, LLC, a Delaware limited liability company (Commodities Management GP”); (x) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), and (xi) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”).  The foregoing are referred to herein collectively as the “Reporting Persons.”

The principal address for AP Talos, Debtco, and Holdings is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address of each of Management VII, AIF VII Management, Apollo Management, Management GP, Commodities Management, Commodity Management GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

AP Talos and Debtco (the “Apollo Record Holders”) are principally engaged in the business of investment in securities. Holdings is the managing member of AP Talos and the manager of Debtco and is principally engaged in the business of serving as the member and manager of those entities. Management VII is principally engaged as the investment manager to Holdings. AIF VII is principally engaged as the general partner of Management VII.  Apollo Management, the sole member and manager of AIF VII, is registered as an investment adviser with the Securities and Exchange Commission and is principally engaged in the business of serving as the member and manager of Apollo management entities.  Management GP serves as the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.

Commodities Management is principally engaged as the co-investment manager to Holdings.   Commodities Management GP is principally engaged as the general partner of Commodities Management.

Management Holdings serves as the sole member and manager of each of Management GP and Commodities Management GP, and is principally engaged in the business of serving as the sole member and manager of Management GP, Commodities Management GP and other Apollo management entities.  Management Holdings GP serves as the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Management Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

On August 23, 2016, Management VII and three other Apollo affiliated investment advisers (collectively, the “Apollo Advisers”), without admitting or denying the Commission’s findings of a violation of the Investment Advisers Act of 1940, consented to the entry of an order by the Commission instituting administrative and cease-and-desist proceedings, making findings and imposing a cease-and-desist order as well as civil monetary penalties in the amount of $12,500,000.  With respect to conduct participated in by Management VII, the Commission found that the Apollo Advisers had failed to disclose to investors considering investments in certain private equity funds that they would accelerate monitoring fees charged to portfolio companies when the portfolio company was sold and the monitoring

CUSIP No. 87484T 108	13D

arrangement terminated.  In addition, the Commission found that the Apollo Advisers failed to reasonably supervise a former senior partner who had charged personal items and services to Apollo-advised funds, and failed to adopt and implement written policies and procedures reasonably designed to prevent violations of the Advisers Act arising from the failure to disclose in advance the acceleration of monitoring fees as well as the improper reimbursement of expenses. As a result of this conduct, the Commission found that the Apollo Advisers violated Sections 203(e)(3), 206(2) and 206(4) of the Advisers Act and Rules 206(4)-7 and 206(4)-8 adopted thereunder.

Other than as discussed above, none of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

AP Talos and Debtco acquired the shares of the Common Stock held by them on May 10, 2018, upon the closing of the transactions contemplated by the Transaction Agreement, dated November 21, 2017 (the “Transaction Agreement”), by and among the Stone Energy Corporation (“Stone”), certain of its subsidiaries, Talos Energy, LLC and its indirect wholly owned subsidiary Talos Production LLC (the “Business Combination”), as more fully described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 14, 2018.  Pursuant to the Transaction Agreement, on May 10, 2018 (the “Closing Date”), a series of transactions occurred (the “Closing”) pursuant to which the Talos Energy, LLC and Taos Production LLC were combined with Stone, including: (i) Stone underwent a reorganization pursuant to which Merger Sub merged with and into Stone, with Stone continuing as the surviving corporation and a direct wholly owned subsidiary of the Issuer; (ii) each share of Stone’s common stock outstanding immediately prior to Closing was converted into the right to receive one share of Common Stock; and (iii) in a series of contributions, entities related to the Reporting Persons contributed all of their equity interests in Talos Production (which at that time owned 100% of the equity interests in Talos) to the Issuer in exchange for shares of Common Stock.

Concurrently with the consummation of the Transaction Agreement, the Issuer consummated the transactions contemplated by the Exchange Agreement (together with the Transactions contemplated by the Transaction Agreement, the “Transactions”), dated as of November 21, 2017 (the “Exchange Agreement”), by and among the Issuer, Stone, the Talos Issuers (as defined in the Transaction Agreement) and the various lenders and noteholders of the Talos Issuers listed therein, pursuant to which, among other things, lenders affiliated with the Reporting Persons and Riverstone Management Group, L.L.C. (“Riverstone”) contributed $102 million in aggregate principal amount of senior notes issued by the Talos Issuers to the Issuer in exchange for shares of Common Stock. Also concurrently upon the Closing, certain of the entities affiliated with the Reporting Persons, AP Overseas Talos Holdings Partnership, LLC, AIF VII (AIV), L.P. and ANRP DE Holdings, L.P. (together with AAP Talos and Debtco, the “Apollo Stockholders”), each contributed their shares of the Issuer’s common stock to the Apollo Record Holders.  As a result of the above-described Transactions, AP Talos and Debtco acquired 17,574,798 and 1,616,653 shares of Common Stock, respectively.

Item 4. Purpose of Transaction

All of the shares of Common Stock that are held of record by AP Talos and Debtco and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Stockholders’ Agreement described below in Item 6 and attached hereto as Exhibit B. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as described above, none of the Reporting Persons

CUSIP No. 87484T 108	13D

currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

The descriptions of the Transaction Agreement, the Stockholders’ Agreement and the Registration Rights Agreement set forth in Item 6 are hereby incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

AP Talos and Debtco are the record owners of an aggregate of 19,191,451 shares of the Issuer’s Common Stock, which represents approximately 35.4% of the Issuer’s outstanding Common Stock.  Each of AP Talos and Debtco disclaims beneficial ownership of any shares of the Issuer’s common stock owned of record by the other, and each of Management VII, AIF VII, Apollo Management, Management GP, Commodities Management, Commodities Management GP, Management Holdings and Management Holdings GP disclaims beneficial ownership of any shares of the Issuer’s common stock owned of record by the AP Talos or Debtco, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)                                 See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 54,155,768 shares of Common Stock outstanding as of May 10, 2018.

(b)                                 By virtue of the mutual agreement to vote their Common Stock in favor of each nominee nominated pursuant to the Stockholders’ Agreement, the Reporting Persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over the 14,926,683 shares of Common Stock held of record by, entities affiliated with Riverstone (“the Riverstone Stockholders”). The Reporting Persons expressly disclaim any beneficial ownership of shares held of record by the Riverstone Stockholders and the number of shares reported in the cover pages as shared voting power does not include those shares of Common Stock.  In the aggregate any group formed thereby would beneficially own 34,118,135 shares or approximately 63% of the Issuer’s Common Stock outstanding.  The beneficial ownership of the Riverstone Stockholders has been reported separately on a Schedule 13D filed with the Securities and Exchange Commission on May 21, 2018.

(c)    None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D, except as described in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Stockholders Agreement

At Closing, the Apollo Stockholders and the Riverstone Stockholders (collectively, the “Sponsor Stockholders”), and the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated as of the Closing Date, and which contains specific rights, obligations and agreements of the Sponsor Stockholders and certain restrictions relating

CUSIP No. 87484T 108	13D

to the transfer or disposition of their Common Stock. The Stockholders’ Agreement entered into at Closing provides, among other things:

•                  Initial Board Composition. Immediately following the Closing, the Board will consist of ten directors, consisting of (i) two directors designated by the Apollo Stockholders; (ii) two directors designated by the Riverstone Stockholders; (iii) one director designated by the Apollo Stockholders and the Riverstone Stockholders; (iv) the chief executive officer; and (v) four directors, including the Non-Executive Chairman, that are Company Independent Directors (as defined in the Stockholders’ Agreement) designated by Stone (such directors, the “Company Directors”).

•                  Board Nomination Rights.  Each of the Apollo Stockholders and the Riverstone Stockholders will initially have the right to designate two directors for nomination by the Board for election and maintain its proportional representation on the Board so long as the Apollo Stockholders or the Riverstone Stockholders, as applicable, and their affiliates collectively beneficially own at least (i) 15% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Apollo Group (as defined in the Stockholders’ Agreement) and the Riverstone Funds, as applicable, at Closing. Upon the Apollo Stockholders and their affiliates ceasing to collectively beneficially own at least (i) 15% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Apollo Group at Closing, the Apollo Stockholders will have the right to designate one director to the Board for so long as the Apollo Stockholders and their affiliates collectively beneficially own at least (i) 5% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Apollo Group at Closing. Upon the Apollo Stockholders and their affiliates ceasing to collectively beneficially own at least (i) 5% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Apollo Group at Closing, the Apollo Stockholders will not have a right to designate a director to the Board. Upon the Riverstone Stockholders and their affiliates ceasing to collectively beneficially own at least (i) 15% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Riverstone Funds at Closing, the Riverstone Stockholders will have the right to designate one director to the Board for so long as the Riverstone Stockholders and their affiliates collectively beneficially own at least (i) 5% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Riverstone Funds at Closing. Upon the Riverstone Stockholders and their affiliates ceasing to collectively beneficially own at least (i) 5% of the outstanding Common Stock or (ii) 50% of the Common Stock that is issued to the Riverstone Funds at Closing, the Riverstone Stockholders will not have a right to designate a director to the Board.

The successor nominees to the Company Directors shall be selected by the Governance & Nominating Committee of Board, and shall also qualify as Company Directors. The Sponsor Stockholders are required to vote all of their Common Stock (i) in favor of each nominee nominated by a Sponsor Stockholder pursuant to the Stockholders’ Agreement and (ii) with respect to all other director nominees, in each Sponsor Stockholder’s sole discretion either, (x) in a manner that is proportionate to the manner in which all shares of Common Stock are voted by stockholders of the Issuer other than the Sponsor Stockholders with respect to director elections; or (ii) for the Company Directors recommended by the Governance & Nominating Committee of the Board.

•                  Committee Composition.  The Audit Committee of the Board shall consist solely of Company Directors, the Compensation Committee of the Board shall have at least one Company Director and the Governance & Nominating Committee of the Board shall have at least two Company Directors.

•                  Standstill Provisions. For a period of two years beginning on the Closing Date, the Sponsor Stockholders and their respective affiliates have agreed to refrain from taking certain actions, including (i) participating in the solicitation of proxies in opposition to the Company Directors and (ii) calling a special meeting in respect of the foregoing.

•                  Transfer Restrictions. For a period of six months beginning on the Closing Date, each of the Apollo Stockholders and Riverstone Stockholders and their respective affiliates may not transfer any shares of the Company’s Common Stock without the consent of the Company Directors. On the six-month anniversary of the Closing Date, each of the Apollo Stockholders and Riverstone Stockholders and their respective affiliates

CUSIP No. 87484T 108	13D

will be permitted to transfer, from time to time, up to 50% of the Common Stock issued to the Apollo Group and Riverstone Funds at the Closing, and on the nine-month anniversary of the Closing Date, each of the Apollo Stockholders and Riverstone Stockholders and their respective affiliates will be permitted to transfer, from time to time, up to 75% of the Common Stock issued to the Apollo Group and Riverstone Funds at the Closing.

Until the first anniversary of the Closing Date, subject to certain exceptions, neither of the Apollo Stockholders or Riverstone Stockholders may transfer any shares of Common Stock to any person or group if, to their knowledge, such person or group would beneficially own in excess of 35% of the total outstanding shares of the Common Stock following such transfer, without the prior consent of a majority of the Company Directors.

On the first anniversary of the Closing Date, the Apollo Group and Riverstone Funds will no longer be subject to transfer restrictions in the Stockholders’ Agreement.

•                  Related Party Transactions. Any transaction in excess of $120,000 in which the Issuer or any of its affiliates is a participant and the Apollo Group or Riverstone Funds or any of their respective affiliates (other than the Issuer and its subsidiaries) or any director of the Issuer has a material interest in the transaction must be approved by a majority of the disinterested directors or a majority of the Audit Committee of the Board.

The Registration Rights Agreement

In connection with the Closing, the Issuer, the Sponsor Stockholders and certain other parties entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of the Closing Date, that provides certain registration rights with respect to Common Stock owned by the Sponsor Stockholders and such other parties as of Closing (such Common Stock, the “Registrable Securities”). Under the Registration Rights Agreement, the Issuer is required to file a shelf registration statement within 30 days of its receipt of a written request by a holder of Registrable Securities (a “Holder”), provided that the Issuer will not be required to file a shelf registration statement earlier than 90 days after the Closing. Each Holder will be limited to two demand registrations in any twelve-month period.

The Holders have the right to request that the Issuer initiate underwritten offerings of Common Stock; provided, that the Apollo Stockholders and Riverstone Stockholders will have the right to demand three underwritten offerings in any twelve-month period. The Holders have customary piggyback rights with respect to any underwritten offering conducted by the Issuer for as long as they own 5% of the Registrable Securities. Each Holder will agree to a 90-day lock up with underwriters in the event of an underwritten offering, provided that the lock up will not apply to any Holder who does not have a right to participate in such underwritten offering. Generally and except as otherwise provided therein, the Registration Rights Agreement will terminate at such time as there are no Registrable Securities outstanding.

The copies of the Transaction Agreement, the Stockholders’ Agreement and the Registration Rights Agreement included as Exhibit A, Exhibit B and Exhibit C, respectively, are incorporated by reference herein.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit A

Transaction Agreement, dated as of November 21, 2017, by and among Stone Energy Corporation, Sailfish Energy Holdings Corporation and Sailfish Merger Sub Corporation, Talos Energy, LLC, and Talos Production LLC, (attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on May

CUSIP No. 87484T 108	13D

Exhibit	Description
16, 2018 and incorporated herein in its entirety by reference).
Exhibit B

Stockholders’ Agreement, dated as of May 10, 2018, by and among Talos Energy Inc. and each of the other parties set forth on the signature pages thereto (attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on May 16, 2018 and incorporated herein in its entirety by reference).

Exhibit C

Registration Rights Agreement, dated as of May 10, 2018, by and among Talos Energy Inc. and each of the other parties set forth on the signature pages thereto (attached as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-38497) filed with the Securities and Exchange Commission on May 16, 2018 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Agreement.

CUSIP No. 87484T 108	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2018

AP TALOS ENERGY, LLC

By:	Apollo Talos Holdings, L.P.

	By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

And

By:	Apollo ANRP Advisors (APO DC), L.P.
its general partner

	By:	Apollo ANRP Advisors (APO DC), LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

AP TALOS ENERGY DEBTCO, LLC

By:	Apollo Talos Holdings, L.P.

	By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

And

CUSIP No. 87484T 108	13D

By:	Apollo ANRP Advisors (APO DC), L.P.
its general partner

	By:	Apollo ANRP Advisors (APO DC), LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO TALOS HOLDINGS, L.P.

By:	Apollo Advisors VII (APO DC), L.P.
its general partner

	By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

And

By:	Apollo ANRP Advisors (APO DC), L.P.
its general partner

	By:	Apollo ANRP Advisors (APO DC), LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO MANAGEMENT VII, L.P
By:	AIF VII Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

CUSIP No. 87484T 108	13D

AIF VII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner
By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO COMMODITIES MANAGEMENT, L.P., WITH RESPECT TO SERIES I

By:	Apollo Commodities Management GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO COMMODITIES MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

CUSIP No. 87484T 108	13D

APOLLO MANAGEMENT HOLDINGS GP, LLC
By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

CUSIP No. 87484T 108	13D

APPENDIX

The following sets forth information with respect to certain of the executive officers and managers of Management Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The managers and principal executive officers of Management Holdings GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupation of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of Management Holdings GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.

CUSIP No. 87484T 108	13D

EXHIBIT D

JOINT FILING AGREEMENT

Talos Energy, Inc.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing.  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 21, 2018.

AP TALOS ENERGY, LLC

By:	Apollo Talos Holdings, L.P.

	By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

And

By:	Apollo ANRP Advisors (APO DC), L.P.
its general partner

	By:	Apollo ANRP Advisors (APO DC), LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

AP TALOS ENERGY DEBTCO, LLC

By:	Apollo Talos Holdings, L.P.

	By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

CUSIP No. 87484T 108	13D

And

By:	Apollo ANRP Advisors (APO DC), L.P.
its general partner

	By:	Apollo ANRP Advisors (APO DC), LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO TALOS HOLDINGS, L.P.

By:	Apollo Advisors VII (APO DC), L.P.
its general partner

	By:	Apollo Advisors VII (APO DC-GP), LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

And

By:	Apollo ANRP Advisors (APO DC), L.P.
its general partner

	By:	Apollo ANRP Advisors (APO DC), LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO MANAGEMENT VII, L.P
By:	AIF VII Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

CUSIP No. 87484T 108	13D

AIF VII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

APOLLO COMMODITIES MANAGEMENT, L.P., WITH RESPECT TO SERIES I

By:	Apollo Commodities Management GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO COMMODITIES MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

CUSIP No. 87484T 108	13D

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President